SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KBL Merger Corp. IV

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48242A 104

(CUSIP Number)

527 Stanton Christiana Rd.

Newark, DE 19713

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48242A 104

1	Names of Reporting Person. KBL IV Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,225,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,225,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.2%
14	Type of Reporting Person OO

(1) KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the Issuer’s Chief Executive Officer. Accordingly, Dr. Krauss may be deemed to beneficially own such shares. Includes up to 375,000 shares of Common Stock (defined below) subject to forfeiture to the extent that the underwriters of the IPO (defined below) do not exercise their over-allotment option in full.

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CUSIP No. 48242A 104

1	Names of Reporting Person. Marlene Krauss, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,225,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,225,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,225,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.2%
14	Type of Reporting Person IN

(1) KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the Issuer’s Chief Executive Officer. Accordingly, Dr. Krauss may be deemed to beneficially own such shares. Includes up to 375,000 shares of Common Stock (defined below) subject to forfeiture to the extent that the underwriters of the IPO (defined below) do not exercise their over-allotment option in full.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of KBL IV Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Marlene Krauss, M.D., the Chief Executive Officer of the Issuer and the managing member of the Sponsor (the “Principal” and together with the Sponsor, the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: Common stock, $0.0001 par value (“Common Stock”)

Issuer:    KBL Merger Corp. IV (the “Issuer”)

527 Stanton Christiana Rd.

Newark, DE 19713

Item 2.          Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 24.2% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock (13,325,000, including up to 375,000 shares of Common Stock subject to forfeiture to the extent that the underwriters of the IPO (defined below) do not exercise their over-allotment option in full) outstanding as of June 7, 2017, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 13, 2017; and

(ii) The Principal, who is the Chief Executive Officer of the Issuer and the sole managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 527 Stanton Christiana Rd., Newark, DE 19713.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, or managing member of such sponsor, in connection with the IPO and potential business combination. The principal occupation of the Principal is to serve as the Chief Executive Officer of the Issuer and as the Chief Executive Officer of KBL Healthcare Management, Inc. and its affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Principal is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $3,525,000. The source of these funds was the working capital of the Sponsor.

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Item 4.          Purpose of the Transaction

In connection with the organization of the Issuer, on September 7, 2016, 2,875,000 shares of Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated September 7, 2016 between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

On June 7, 2017, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 350,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Third Amended and Restated Unit Subscription Agreement, dated June 1, 2017, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Common Stock, one right to receive one-tenth of one share of Common Stock upon the consummation of a business combination, and one warrant, each warrant exercisable to purchase one-half of one share of Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated June 1, 2017).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a recently organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 13,325,000 shares of Common Stock, outstanding as of June 7, 2017, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on June 13, 2017) are as follows:

KBL IV Sponsor LLC
a)		Amount beneficially owned: 3,225,000	Percentage: 24.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,225,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,225,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Marlene Krauss, M.D.
a)		Amount beneficially owned: 3,225,000	Percentage: 24.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,225,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,225,000

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The Principal is the managing member of the Sponsor. The Principal has the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principal exercises voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principal may be deemed to beneficially own such shares.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on September 7, 2016, 2,875,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The Purchase Agreement provided that 375,000 Founder Shares purchased by the Sponsor are subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. As of the date of this filing, the underwriters of the IPO have not exercised any portion of such option.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 26, 2017 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On June 7, 2017, simultaneously with the consummation of the IPO, the Sponsor purchased 350,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On June 1, 2017, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on June 7, 2017 (and is incorporated by reference herein as Exhibit 10.3).

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Insider Letter

On June 1, 2017, in connection with the IPO, the Issuer, the Reporting Persons, and the other officers and directors of the Issuer entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Reporting Persons agreed (A) to vote the Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months (or up to 21 months if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 18 months from the closing of the IPO but has not completed the initial business combination within such 18-month period) from the closing of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

Pursuant to the Insider Letter, the Reporting Persons agreed not to sell, assign, transfer or dispose of the Founder Shares until one year after the completion of the Issuer’s initial business. Notwithstanding the foregoing, (1) if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (2) if the Issuer consummates a transaction after such initial business combination which results in the Issuer’s stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from such lock-up. The Reporting Persons also agreed that the Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination. Notwithstanding the foregoing, the Insider Letter provided exceptions pursuant to which the Reporting Persons could transfer such shares to certain permitted transferees as further described in the Insider Letter.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on June 7, 2017 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.          Material to be Filed as Exhibits

Exhibit 10.1

Securities Subscription Agreement, dated as of September 7, 2016, by and between the Issuer and KBL IV Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 26, 2017).

Exhibit 10.2

Third Amended and Restated Unit Subscription Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.3

Insider Letter, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.4

Registration Rights Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBL IV SPONSOR LLC

Date: June 19, 2017	By:	/s/ Marlene Krauss, M.D.
Name: Marlene Krauss, M.D.
Title: Managing Member

Date: June 19, 2017	By:	/s/ Marlene Krauss, M.D.

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